United Technologies Corporation
United Technologies Building
Mail Stop: 526
Hartford, CT 06101
(860) 728-6246

Gregory J. Hayes
CFO and Sr. VP Finance

April 4, 2012

Via facsimile and EDGAR

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2011
Filed on February 9, 2012

Dear Mr. Shenk:

This letter sets forth the response of United Technologies Corporation (the Company) to the comments of the Staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) contained in a letter to the Company dated March 22, 2012 regarding the above referenced Form 10-K. Our specific responses to each comment are set forth below following the text of the Staff’s comments.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to future filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2011

Exhibit 13

Management’s Discussion and Analysis, page 2

Results of Operations, page 4

1.

We note several instances in your analysis of consolidated and segment results in which two or more factors are cited as a cause of a variance. A few examples of this are net sales on page 4, cost of products and services sold on page 5, selling, general & administrative on page 5, and net sales and operational margin of Otis on page 10 and UTC Fire & Security on page 12. Please quantify each factor when two or more factors are cited as a cause of a variance between comparable periods to enable investors to understand the relative impact of each on your results. Refer to Section 501.04 of the Codification of Financial Reporting Releases for guidance. If quantification is not practicable, please so state and disclose the basis why the cited item is a material factor.

In our applicable future filings, to the extent that quantification with respect to a material cited factor is determinable as a practical matter, we will further quantify that factor. However, in many instances, the factors cited are based upon input measures or qualitative information that does not lend itself to quantification when discussed in the context of the financial results measured on an output basis. For example, we may cite “productivity” as a measure that led to improved operating profit performance. We measure productivity through various means, such as improved field efficiencies, lower rework and repair charges, reduced manufacturing hours, and other such measures. While these measures are monitored, they do not readily translate into a precise financial benefit that can be measured, quantified and reported within the operating profit discussion. Nevertheless, by virtue of the fact the various metrics improved, we know there is an implicit corresponding benefit to reported operating profit. In our applicable future filings, where quantification of a material factor is not determinable as a practical matter, we will provide disclosure as to why we cannot provide such quantification.

2.	In connection with the preceding comment, please consider disclosure pursuant to Item 303(A)(3)(iii) of Regulation S-K in regard to a narrative and quantification of the extent to which changes in net sales are attributable to volume and pricing. For example, for each comparative period analyzed for Otis on page 10, there are references to pressures on selling prices and lower pricing.

In our applicable future filings, to the extent the change in net sales attributable to pricing or volume is quantifiable as a practical matter and material, we will disclose that information. In our applicable future filings, where such information is not determinable as a practical matter, we will provide disclosure as to why we cannot provide the quantification.

As regards the specifically referenced Otis pricing commentary, the effects of pricing have not been internally tracked, quantified and aggregated across Otis’ global operations with any degree of precision, as such information cannot be practically determined. Nonetheless, we know the prices at which we have won and lost new business. Therefore, we know that there has been a general downward trend of prices, at differing levels across geographic regions, that has been necessary to secure work. As such, we have cited pricing as a material factor although quantification has not been practical.

Notes to Consolidated Financial Statements, page 35

Note 10: Income Taxes, page 42

3.	In regard to the discussion of undistributed earnings of international subsidiaries on page 43, please disclose the accumulated amount of undistributed earnings considered to be permanently reinvested for which no deferred income taxes have been recognized pursuant to Accounting Standards Codification 740-30-50-2b.

We will disclose in our applicable future filings the Company’s accumulated amount of undistributed earnings considered to be permanently reinvested for which no deferred income taxes have been recognized.

Note 17: Contingent Liabilities, page 58

4.	We note several references here and in the “Environmental” section of note 1 in regard to the amount accrued within a range of estimates or possible outcomes. Please explain to us your consideration of the requirement pursuant to ASC 450-20-50-4.b to disclose the estimate of reasonably possible loss or range of loss, why this disclosure does not appear to have been made and your effort to develop an estimate for this purpose for each material matter, or for the aggregate of all matters, described.

In considering our disclosure obligations under FASB ASC 450-20-50, we analyze each potentially material contingent liability, taking into account, as appropriate, the procedural status of the matter, any recent rulings or determinations by courts or other governmental authorities, advice of experts and counsel, any settlement discussions and other developments that may impact the analysis. Each reporting period, the Company evaluates new developments and information and reevaluates its loss contingency disclosures in an effort to ensure that they reflect the current information known to the Company. For each of the Company’s contingent-related matters, we make a determination as to whether a loss is both probable and reasonably estimable. If both conditions are met, then the amount of the loss that is deemed probable is accrued as a liability. The Company understands that ASC 450-20-50 may require disclosure of an estimate or range of “reasonably possible” loss over and above any accrued amount. We further understand that the intent of this disclosure requirement is to give users of our financial statements information about matters where the Company is exposed to “possible” losses beyond those deemed “probable”. For material litigation matters involving a specified claimed amount, the Company believes that the claimed amount (or an amount that can be readily derived) represents the upper end of the range of possible loss; accordingly, where those amounts are available and are material they are disclosed above any accrual. Similarly, when the Company can determine a meaningful estimate of the possible loss or range of losses, our disclosure pursuant to ASC 450-20-50-4 includes such estimate, where material. However, in several instances, including where no amount is claimed, the Company believes that, as a result of the uncertainties and variables that are inherent in most litigations and other contingent liability matters, it cannot provide a meaningful estimate of a possible loss or range of loss above amounts accrued for those matters.

In our experience, legal proceedings, investigations and other such matters, are inherently unpredictable, and various factors can exacerbate this inherent unpredictability. Each matter presents its own unique circumstances, and prior outcomes do not necessarily provide a reliable basis on which to predict the result or range of results, in a particular matter. Variables that may affect the outcome of, and possible loss from, a particular matter include, among other things, (1) the facts on which the contingency is based, (2) the number of parties involved and the parties’ respective strategies, (3) the available legal defenses, (4) the damages sought, (5) the court or other governmental authority in which the matter is pending or which is involved with the matter, (6) the stage of any relevant proceedings or investigations, (7) procedural and substantive rulings, (8) precedents and (9) the evidence and the amount of discovery performed. As a result, in many cases (including those described below for which we do not provide such estimates), we cannot provide a meaningful estimate of the possible loss or range of loss, including any possible loss in addition to amounts, if any, already accrued.

More specifically, in regards to our disclosure in the “Environmental” section of note 1, we state in our Summary of Accounting principles that we accrue the amounts most likely to be incurred when it is probable that liabilities have been incurred. Where no amount within a range of estimates is more likely, the minimum amount is accrued. Note 17 to the consolidated financial statements also explains that “we believe that the likelihood of incurring losses materially in excess of amounts accrued is remote.” Under the disclosure requirements of ASC 450-20-50-3, the disclosure of exposure to potential losses in excess of those accrued is required when “there is at least a reasonable possibility that a loss or an additional loss may have been incurred.” Because we have disclosed that the potential for loss is remote and not reasonably possible, and have disclosed the amount of losses accrued, we believe we have we have complied with the disclosure requirements of ASC 450-20-50-3.

In connection with the other specific contingent liabilities referred to in “Note 17: Contingent Liabilities” for which we have provided a detailed description, we believe that we cannot estimate “possible loss” or a range of possible loss in addition to the amount accrued or other than the claimed amount where such claim has been specified or can be readily derived.

In addition to the various legal proceedings and investigations discussed in detail in “Note 17: Contingent Liabilities,” the Company and its subsidiaries are named as defendants or are otherwise involved in a substantial number of other legal proceedings. Similar to other multi-national companies, we are subject to a considerable volume of litigation and claims that involve many countries and span a broad range of issues. Any legal matter or contingent liability not individually disclosed is not considered material to the Company’s consolidated financial statements. However, the Company has established reserves for a number of its currently outstanding legal proceedings. The aggregate accrual for all legal matters meeting the accrual standards established in ASC 450-20-25-2 is disclosed in the accrued liabilities detail contained in Note 7 to the Consolidated Financial Statements. Any additional losses that may be incurred in excess of those accrued are considered not material or, for those contingencies not yet meeting the standards for accrual, it is not possible for the reasons stated above, to determine a meaningful range of possible losses. Many such contingencies may never reach the threshold of a “reasonably possible” loss, while others are not individually material. Similarly, for the reasons mentioned above, no aggregate disclosure of reasonably possible loss or range of possible losses is possible for these matters.

We believe that our existing disclosures are appropriate. However, in light of the Staff’s comments, the Company intends to clarify its disclosure in its applicable future filings by replacing the last three paragraphs of “Note 17: Contingent Liabilities” with the following language:

We are involved in a number of other legal proceedings, investigations and other contingency matters, including government audit matters, environmental investigatory, remediation, operating and maintenance costs, performance guarantees, self-insurance programs and matters arising out of the normal course of business. We are also subject to a number of routine lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the ordinary course of our business. Many of these proceedings are at preliminary stages, and many of these cases seek an indeterminate amount of damages. We regularly evaluate the status of legal proceedings in which we are involved, to assess whether a loss is probable or there is a reasonable possibility that a loss or additional loss may have been incurred and determine if accruals and related disclosures are appropriate. The Company has established reserves for several hundred of its legal proceedings and other matters. We accrue contingencies based upon a range of possible outcomes. If no amount within this range is a better estimate than any other, then we accrue the minimum amount. With respect to any additional losses that may be incurred in excess of those accrued, either they are considered not material for disclosure or we do not believe that a range of reasonably possible losses (defined by the relevant accounting literature to include all potential losses other than those deemed “remote”) can be determined. We do not believe that these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

Note 18: Segment Financial Data, page 59

5.	We note that beginning in 2012 you will combine the previous reportable segments Carrier and UTC Fire & Security into a new reportable segment UTC Climate, Controls and Security. Please explain to us:

•	Who the chief operating decision maker is for the new reportable segment, and if this differs from the prior chief decision maker for Carrier and UTC Fire & Security,

•	If Carrier and UTC Fire & Security will each continue to be considered as operating segments,

•	Why aggregation of Carrier and UTC Fire & Security is appropriate pursuant to ASC 280-10-50-11 and 12, and why aggregation was not appropriate before,

•	Whether discrete financial information will continue to be available for each of Carrier and UTC Fire & Security, and

•

Whether the discrete financial information will be provided to the chief operating decision maker and/or board of directors and any other executive considered to be of higher rank than the chief operating decision maker, and if so, in what form.

The combination of Carrier and UTC Fire & Security into UTC Climate, Control & Security (“CC&S”) was effected at the operational level. Neither of the businesses continues to exist as a separate business unit. The combination was undertaken in order to service our customer base in a more comprehensive, economical and effective manner than was previously done through two separate segments by going to market with systems solutions and a broad range of interconnected product offerings. The segment manager for the new CC&S reportable segment was formerly the president of and segment manager for the Carrier reportable segment. The segment manager for the former UTC Fire & Security reportable segment is no longer with the Company as the oversight responsibilities of CC&S reside with the CC&S segment manager (the president). The businesses and personnel of the former UTC Fire & Security reportable segment have been combined with the former Carrier reportable segment and several new reporting units have been formed within CC&S comprised of businesses from both the former Carrier and the former UTC Fire & Security segments.

As the two former segments have been operationally combined, systems changed, personnel restructured, and new reporting units created, there is no longer discrete financial information available for the former Carrier and UTC Fire & Security reportable segments. There is only one segment president for the new CC&S segment and that individual reports directly to the chief operating decision maker of the Company – the CEO and Chairman. The financial information provided to the Company’s chief operating decision maker regarding the businesses within CC&S is only that of the CC&S segment as there is no discrete financial information available for the former segments. Given that there are no longer two separate segments in existence, the aggregation criteria of ASC 280-10-50-11 are not applicable. Prior to the combination, Carrier and UTC Fire & Security operated as independent operating and reporting segments with different presidents who reported directly to the chief operating decision maker of the Company. These two segments met the operating segment criteria of ASC 280-10-50-1 and were, therefore, treated as separate operating and reportable segments.

We appreciate the Staff’s consideration of our responses to the above comments. Should you have any questions, or wish to arrange further discussions, please call me directly at 860.728.6246.

Sincerely,

/S/ GREGORY J. HAYES

Gregory J. Hayes

Senior Vice President and Chief Financial Officer